CUSIP No. 23559-26	Page 1 of 10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Natural Resources USA Corporation f/k/a AmerAlia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023559-26

(CUSIP Number)

Alan M. De’ath, CEO Green SEA Resources Inc. 130 Adelaide Street West, Suite 3303 Toronto, Ontario Canada M5H 3P5 416-867-9298

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with copy to) Thomas M. Rose Troutman Sanders LLP 401 9th Street, NW, Suite 1000 Washington, DC 20004 757-687-7715 August 8, 2011 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23559-26	Page 2 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GREEN SEA RESOURCES INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 339,574,381
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 339,574,381
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,574,381
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 23559-26	Page 3 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSR ACQUISITION CORP.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT USA RESOURCES FUND, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 23559-26	Page 5 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SENTIENT EXECUTIVE MLP 1, LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 23559-26	Page 6 of 10

This Amendment No. 11 amends and supplements the Statement on Schedule 13D relating to the common stock (the “Common Stock”) of Natural Resources USA Corporation f/k/a AmerAlia, Inc. (“AmerAlia,” “NRUC” or the “Issuer”), a Utah corporation, filed on September 13, 2004, as amended on June 4, 2007, August 29, 2007, June 6, 2008, November 10, 2008, January 12, 2009, January 20, 2009, March 24, 2009, July 12, 2010, March 17, 2011 and August 3, 2011 (as amended, the “Schedule 13D”). This Amendment No. 11 is being filed jointly by: (i) Green SEA Resources Inc. (“Green SEA”), (ii) Sentient USA Resources Fund, L.P. (“SURF”), (iii) Sentient Executive MLP 1, Limited (“MLP I”) and (iv) GSR Acquisition Corp. (“GSR Acquisition”) (the foregoing are collectively referred to herein as the “Reporting Persons”). This filing should be deemed the initial filing as a Reporting Person by GSR Acquisition and an amendment to previous filings by the other Reporting Persons. The Capitalized terms used herein and not otherwise defined in this Amendment No. 11 shall have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended to add the following:

“Unless noted, the following information set forth below is true about GSR Acquisition and its officers and directors. Information concerning the officers and directors of GSR Acquisition is attached as Schedule A to this Filing, and is, by this reference, incorporated herein.

During the past 5 years, such person has not been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (iii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3. Source and Amount of Funds or Other Consideration

See Item 4.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

“On the date hereof, Green SEA and GSR Acquisition, a newly created Utah corporation formed and wholly-owned by Green SEA, filed a Schedule 13E-3 (the “Schedule 13E-3”) with the Securities and Exchange Commission announcing Green SEA’s intention to effect a “short-form” merger, whereby GSR Acquisition will merge with and into the Issuer (the “Merger”) under Section 1104 of the Utah Revised Business Corporations Act (the “URBC”). Immediately following the consummation of the Merger, Green SEA will own all of the outstanding equity interests in the Issuer. The Merger will permit Green SEA to acquire, indirectly through GSR Acquisition, all of the Common Stock that it does not already own, and will provide a source of liquidity to the holders of those shares of Common Stock. Following completion of the Merger, Green SEA intends to terminate the registration of the Common Stock under the Act and eliminate any future reporting obligations of the Issuer thereunder.

CUSIP No. 23559-26	Page 7 of 10

Pursuant to the terms of a contribution agreement entered into between Green SEA and GSR Acquisition (filed as an Exhibit hereto) (the “Contribution Agreement”), Green SEA intends to contribute, among other things, all of its shares of Common Stock to GSR Acquisition prior to the Merger in order to enable GSR Acquisition to merge with and into the Issuer. Following the contribution, GSR Acquisition will own greater than 90% of the outstanding Common Stock, and intends to adopt a plan of merger (the form of which is filed as an Exhibit hereto), whereby it will effect a “short form” merger and merge GSR Acquisition with and into the Issuer, with the Issuer being the surviving corporation, in accordance with the URBC. Upon consummation of the Merger, each outstanding share of Common Stock (A) not owned by GSR Acquisition and (B) as to which dissent rights are not properly exercised will be cancelled and automatically converted into the right to receive $0.57 per share in cash, without interest. Each share of GSR Acquisition’s common stock issued and outstanding immediately prior to the consummation of the Merger will be converted into one validly issued, fully paid and non-assessable share of common stock of the Issuer as the surviving corporation of the Merger. Each outstanding stock option not exercised prior to the effective date of the Merger will be cancelled and holders of the in-the-money stock options will be entitled to receive the amount per share to be paid to the holders of Common Stock, less the option exercise price (and any applicable withholding taxes). An estimate of the funds required to pay the Merger consideration to the public stockholders of the Issuer, and related fees and expenses, is described in the Schedule 13E-3. In connection with the Merger and pursuant to the Contribution Agreement, Green SEA will contribute these funds to GSR Acquisition.

Under the URBC, no action is required by the board of directors or shareholders of the Issuer in order to consummate the Merger. The Issuer’s shareholders (other than GSR Acquisition) will have a right to dissent and seek fair value of their shares of Common Stock in accordance with Part 13 of the URBC.

Upon the completion of the Merger, the articles of incorporation and bylaws of GSR Acquisition will be the articles and bylaws of the surviving corporation until thereafter amended in accordance with applicable law. Upon completion of Merger, Green SEA will receive the entire benefit of the right to participate in any and all future increases in the value of NRUC’s business, and will bear the complete risk of any losses incurred in the operation of NRUC’s business and any decrease in the value of NRUC’s business, including any increases and decreases in the net book value and net earnings of NRUC. Following the completion of the Merger, the public shareholders will no longer be able to benefit from a sale of NRUC to a third party (although no third-party sale is contemplated at this time) and NRUC’s operations and management will be under the exclusive control of Green SEA.

Green SEA is under no obligation to consummate the Merger and could decide to withdraw from the transaction at any time before it becomes effective.

The Schedule 13E-3 is incorporated by reference into this Item 4 and was previously filed by the Green SEA and GSR Acquisition on August 8, 2011. The Contribution Agreement is incorporated by reference into this Item 4 as Exhibit QQ to this Schedule 13D.”

Item 5. Interest in Securities of the Issuer

No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the information added to Item 4 above.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following Exhibits:

(QQ)	Contribution Agreement dated August 8, 2011 entered into by and between Green SEA Resources Inc. and GSR Acquisition Corp.

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(RR)	Form of Plan of Merger to be adopted by GSR Acquisition Corp.

(SS)	Filing Agreement dated August 8, 2011, regarding Joint Filing of Schedule 13D, by and among, Green SEA Resources Inc., GSR Acquisition Corp., Sentient USA Resources Fund, L.P., and Sentient Executive MLP 1, Limited.

CUSIP No. 23559-26	Page 9 of 10

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Green SEA Resources Inc.

By:	/s/ D’Arcy Doherty
D’Arcy Doherty, Vice-President Legal

Date:	August 8, 2011

GSR Acquisition Corp.

By:	/s/ D’Arcy Doherty
D’Arcy Doherty, Vice President, Legal and Secretary

Date:	August 8, 2011

Sentient USA Resources Fund, L.P.
By:	Sentient Executive MLP 1, Limited, General Partner

By:	/s/ Johanna Druez
Johanna Druez, Director

Date:	August 8, 2011

Sentient Executive MLP 1, Limited

By:	/s/ Johanna Druez
Johanna Druez, Director

Date:	August 8, 2011

CUSIP No. 23559-26	Page 10 of 10

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each officer and director of GSR Acquisition Corp. are as follows.

Name	Title	Citizenship	Principal Occupation	Business Address
Alan Michael De’ath	Director	United Kingdom	Director of Natural Resources USA Corporation, President and CEO of Ivernia Inc., President and CEO of Green SEA Resources Inc.	130 Adelaide Street West, Suite 3303, Toronto, Ontario Canada M5H 3P5

Alan Roy Lin You Lee	Director and Chief Financial Officer	Australia	CFO – Investment Subsidiaries for The Sentient Group, Director of Natural Resources USA Corporation, Formerly, Consultant to Natural Soda Holdings, Inc. (wholly owned by Natural Resources USA Corporation), CFO of Green SEA Resources Inc., Formerly, Associate Director, Macquarie Group Limited	Level 24, Suite 2401, Australia Square Tower, 264 George Street, Sydney NSW 2000 Australia

Wayne Richardson	Director and President and Chief Executive Officer	Australia	Managing Director and CEO of Renewed Metal Technologies Pty Limited, Managing Director of Orbitas Pty Limited, Director of Natural Resources USA Corporation, Formerly, General Manager – Sales, Century Yuasa Australia, Formerly Chairman for Southern Oil Pty Limited, Formerly President for Australian Battery Recycling Initiative	18 Station Place (PO Box 6266) Wagga Wagga NSW 2650 Australia

Leigh Loddington Hall	Director	Australia	Director of Natural Resources USA Corporation and Ivernia Inc.	c/o The Sentient Group, Suite 2401, Level 24, Australia Square Tower, 264 George Street, Sydney, NSW 2000 Australia

D’Arcy Pierson Doherty	Vice President Legal and Secretary	Canada	Vice President, Legal and General Counsel and Secretary for Ivernia Inc., Vice President, Legal and General Counsel and Secretary of Green SEA Resources, Inc., Formerly, Partner, Associate, Gowling Lafleur Hendersen LLP	130 Adelaide Street West Street, Suite 3303 Toronto, Ontario Canada M5H 3P5

Lance Redpath	Controller	Australia and United Kingdom	Financial Controller, Green SEA Resources Inc., Formerly, Audit Senior Manager, KPMG (2006-2010), Formerly, Audit Manager, PricewaterhouseCoopers (2003-2006)	Level 24, Suite 2401, Australia Square Tower, 264 George Street, Sydney NSW 2000 Australia